U. S. Securities and Exchange Commission
                          Washington, D.C. 20549

                               FORM 12b-25                     ---------------
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                33-90344
                                                               ---------------

(Check One): ( )Form 10-K and Form 10-KSB  ( )Form 20-F  ( )Form 11-K
             (X)Form 10-Q and Form 10-QSB  ( )Form N-SAR

             For Period Ended:  September 30, 1999
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             ( )  Transition Report on Form 10-K
             ( )  Transition Report on Form 20-F
             ( )  Transition Report on Form 11-K
             ( )  Transition Report on Form 10-Q
             ( )  Transition Report on Form N-SAR

             For the Transition Period Ended: _____________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

Clariti Telecommunications International, Ltd.
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Full Name of Registrant

1735 Market Street, Mellon Bank Center, Suite 1300
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Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III - NARRATIVE

On October 11, 1999 GlobalFirst Holdings, Ltd. ("GlobalFirst"), Mediatel Global Communications, Ltd. ("Mediatel"), and their respective United Kingdom subsidiaries (together, the "UK Group Companies") filed for voluntary liquidation under the laws of the United Kingdom, and immediately ceased all operations. The UK Group Companies had been subsidiaries of the registrant, Clariti Telecommunications International, Ltd. ("Clariti" or the "Company"). The Company has encountered difficulties in obtaining financial data for the UK Group Companies now that their operations have ceased and employees, including accounting employees, have been terminated. As a result, it is management's opinion that financial statements for the three-month period ended September 30, 1999 cannot be completed by November 15, 1999 (the original due date for Form 10-QSB) without unreasonable effort or expense. Management expects to file a completed Form 10-QSB for the quarter ended September 30, 1999 on or before November 22, 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      James M. Boyd, Jr.             215            979-3600
      ------------------          ---------     ----------------
            Name                  Area Code     Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been
    filed?                                                      (X)Yes  ( )No



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

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report thereon?
                                                                 (X)Yes  ( )No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Explanation:
    -----------
    Clariti incurred a net loss of $1,366,000 for the three-month period ended September 30, 1998. Final consolidated results of operations for the three-month period ended September 30, 1999 have not yet been completed; however, such results will include the operations of MegaHertz-NKO, Inc., which was acquired in May 1999, and certain effects of the liquidation of the UK Group Companies.



              Clariti Telecommunications International, Ltd.
              ----------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 16, 1999                 By: s/James M. Boyd, Jr.
       -----------------                     --------------------
                                             James M. Boyd, Jr.
                                             Vice President of Finance and
                                             Chief Accounting Officer


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